NR08-21

September 8, 2008

Pampa de Pongo Iron Deposit Metallurgical Assessment

Continues to Return Highly Positive Results

Pampa de Pongo Mine Scoping Study Nearing Completion

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to provide an update on the Pampa de Pongo Iron Deposit metallurgical assessment, currently in progress at the Natural Resources Research Institute (NRRI), Minnesota.  Bench-scale mini-pot pellets returned a preliminary grade of 65.1% iron.  Pilot-scale pelletizing and fired-pellet production has also been completed and, as planned, 98 kg (216 lbs) of pellets were produced with three full pot-grate tests.

A representative sample of pellets has been shipped for further evaluation by MIDREX Technologies, Inc., the world leader in gas-based Direct Reduced Iron (DRI) technology.  DRI grade pellets are premium products and typically attract higher value contracts than Blast Furnace grade pellets.

The Company is also pleased to announce that the SRK mine scoping study on the Pampa de Pongo iron deposit is nearing completion.  Inclusion of positive, commercial-scale metallurgical work into the Scoping Study is expected to add significant value to the Pampa de Pongo project, which is situated in the Marcona Iron District of southern Peru – in close proximity to major infrastructure, including a deep water port, the Pan American Highway, power and a skilled labour force.

Bench-Scale Metallurgical Testing

ICP chemical analysis of the mini-pot produced pellets (shown in Plate 1) has been reported by NRRI, as follows:

Component	%
Fe	65.10
SiO2	1.65
Al2O3	1.02
CaO	0.40
MgO	3.63
P	BDL*
S	0.015
TiO2	0.071
Na2O	0.056
K2O	0.029

*BDL is “below detectable limits” of the ICP (<0.001%).

The previously reported pellet strength of 421 pounds-force has now been further improved to 477 pounds-force for the mini-pot pellets.  Target for the pilot-scale pot-grate pellets is a compressive strength of 400 pounds-force.  The bentonite binder addition rate has been fixed at 15 pounds per long ton of concentrate and the moisture level at 9.4%.  This is good and very typical of the world-class quality taconite pellets produced in the U.S. and Canada.

The mini-pot test results are a good relative indicator of pellet physical quality but are not necessarily commercially scalable, which is why pilot-scale work must be undertaken when projects like Pampa de Pongo reach advanced scoping levels.

Pilot-Scale Metallurgical Testing

Pilot-scale pelletizing is being undertaken (using a large 1,090 kilogram representative sample) to confirm that the physical and metallurgical characteristics of the Pampa de Pongo pellets are commercially-scalable.  A total of five bench-scale (mini-pot) grate tests were conducted to select the firing parameters for the pilot-scale pot grate test.  Pilot-scale pelletizing and fired-pellet production has been completed.

The physical and metallurgical evaluation of the pellets is also complete, and NRRI has indicated that the pellet reducibility, porosity, and swelling are “very good”.  Chemical analysis of the pellets is in progress at an independent, external laboratory.  A representative sample of the pilot-scale pellets is currently being analyzed for reducibility, low temperature breakdown (LTB), and swelling to determine their quality as a commercial-scale blast furnace pellet feed.  Once the results of all tests are complete, NRRI will deliver their final report.

Direct Reduction (DR) Pellet Evaluation

A representative sample of pellets has been shipped for further evaluation by MIDREX Technologies, Inc., the world leader in gas-based Direct Reduced Iron (DRI) technology.   DRI grade pellets are premium products and typically attract higher value contracts than Blast Furnace grade pellets.

Project Background

Cardero is moving quickly to complete commercially scalable pilot-scale metallurgical test work for inclusion in the Mine Scoping Study, currently being completed by SRK.

The SRK scoping study and preliminary economic assessment will include results of the metallurgical work currently being completed.  Inclusion of positive, commercial-scale metallurgical work into the Scoping Study is expected to add significant value to the Pampa de Pongo project.  Delivery of the final report and upload to SEDAR is expected to be completed before the end of September.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, Cardero’s Vice President-Exploration, and Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  Metallurgical test work is being undertaken by Natural Resources Research Institute’s (NRRI’s) Coleraine Minerals Research Labs (CMRL), Minnesota, and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.  ICP analysis reported in this release has been completed internally at NRRI.  Representative samples have been forwarded to ALS Chemex in Nevada and Vancouver for independent ISO-certified analysis.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of future metallurgical testing on material from Pampa de Pongo, the suitability of Pampa de Pongo iron ore for making direct reduction grade iron pellets, the results of the testing of the pilot-scale pellet tests, the timing of the completion of the Pampa de Pongo scoping study and the anticipated results thereof and the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa de Pongo project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.